JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

July 27, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (the “Trust”); File No. 811-21295– Post-Effective Amendment No. 434

Dear Ms. White:

This letter is in response to the comment you provided on the Trust’s response letter filed on July 22, 2016 (“July 22, 2016 Response Letter”) with respect to the Registration Statements for the JPMorgan SmartRetirement Blend 2060 Fund (the “Blend 2060 Fund”) and the JPMorgan SmartRetirement 2060 Fund (the “2060 Fund”; collectively, the “Funds”). We will incorporate the changes referenced in the July 22, 2016 Response Letter, as applicable, into the Funds’ Registration Statements in a filing made pursuant to Rule 485(b) of the Securities Act of 1933.

STATEMENTS OF ADDITIONAL INFORMATION

Comment: The disclosure indicates that each Fund’s fundamental investment policy regarding industry concentration does not apply to securities issued by other investment companies. Please note that, with respect to concentration, it is the staff’s position that the Funds should look through to the holdings of any affiliated funds; and, to the extent the funds can determine that an unaffiliated underlying fund is concentrated in a particular industry, they should consider those holdings, too, in determining compliance with their own concentration policies. (For example, if an underlying fund has a name that requires an 80% test in a particular industry, a Fund should consider at least 80% of its investment in that fund will be in that industry; or an underlying fund that has a concentration policy requiring it to invest 25% in an industry, a Fund should consider that 25% of its assets in that fund would be in the industry. The Funds cannot ignore the investments in an underlying fund if they have reason to know what the underlying fund will be invested in.)

Response: The Funds believe that their current policies on concentration, as disclosed in their Statements of Additional Information, comply with applicable legal requirements, including applicable SEC Staff guidance. The policies set meaningful, objective limits on the freedom of each Fund to concentrate its assets in any particular industry. The Funds are not aware of a requirement to “look through” underlying investment companies in which the Funds invest for purposes of administering their concentration policies. To the extent that a Fund determines its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund would take steps to ensure that it has appropriate risk disclosure relating to that investment.

In connection with your review of Post-Effective Amendment 434 filed by the Trust on May 24, 2016, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4042.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

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